Exhibit 4.10

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934

Intelligent Bio Solutions, Inc. (the “Company” “we” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, the Company’s common stock, par value $0.01 per share (the “Common Stock”). Our Common Stock is currently listed on The Nasdaq Capital Market under the symbol “INBS”.

The following summary description of our Common Stock is based on the provisions of our Amended and Restated Certificate of Incorporation (as amended, the “Certificate of Incorporation”), and Amended and Restated Bylaws (as amended, the “Bylaws”), and the applicable provisions of the Delaware General Corporation Law. This information may not be complete in all respects and is qualified entirely by reference to the provisions of our Certificate of Incorporation, our Bylaws and the Delaware General Corporation Law.

Our Certificate of Incorporation authorizes us to issue up to:

●	100,000,000 shares of our Common Stock, $0.01 par value per share.

●	10,000,000 shares of preferred stock, $0.01 par value per share, the rights, preferences, and privileges of which may be designated from time to time by our Board.

Voting Rights

The holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the outstanding shares of Common Stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any preferred stock we may issue may be entitled to elect.

Dividends

Subject to limitations under Delaware law and preferences that may be applicable to any then outstanding preferred stock, holders of Common Stock are entitled to receive ratably those dividends, if any, as may be declared by our Board of Directors out of legally available funds.

Liquidations

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities, subject to the prior rights of any Preferred Stock then outstanding.

Other Rights

Holders of our Common Stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our Common Stock. The rights, preferences and privileges of the holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Non-assessable

All outstanding shares of our Common Stock are fully paid and nonassessable.